PROSPECTUS SUPPLEMENT
(To Prospectus dated October 16, 1995)

                                  $150,000,000

                            THE COASTAL CORPORATION
LOGO
                  7.75% SENIOR DEBENTURES DUE OCTOBER 15, 2035

                              ------------------
                    Interest Payable April 15 and October 15

                              ------------------

  The Debentures are not redeemable prior to maturity and have no sinking fund provisions. The Debentures will be senior unsecured obligations of the Company.

  The Debentures will be represented by one or more global securities (the "Global Debentures") registered in the name of The Depository Trust Company, New York, New York (the "Depository") or its nominee. Beneficial interests in the Global Debentures will be shown on, and transfers thereof will be effected only through, records maintained by the Depository (with respect to participants' interests) and its participants. Except as described herein, Debentures in definitive form will not be issued.

                              ------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE  SECURITIES COMMISSION NOR HAS THE SECURI-
    TIES AND EXCHANGE COMMISSION OR  ANY STATE SECURITIES COMMISSION  PASSED
     UPON THE  ACCURACY OR ADEQUACY  OF THIS PROSPECTUS  SUPPLEMENT OR THE
      PROSPECTUS.  ANY  REPRESENTATION  TO  THE  CONTRARY IS  A  CRIMINAL
                                   OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  Price to   Underwriting Discounts Proceeds to
                                 Public(1)     and Commissions(2)    Company(3)
--------------------------------------------------------------------------------
Per Debenture..................   99.961%            1.000%           98.961%
--------------------------------------------------------------------------------
Total.......................... $149,941,500       $1,500,000       $148,441,500

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Plus accrued interest, if any, from the date of initial issuance of the Debentures.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses of the Company estimated at $100,000.

                              ------------------

  The Debentures offered by this Prospectus Supplement are being offered by the Underwriters subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of the Debentures will be made in book-entry form through the facilities of the Depository on or about October 19, 1995.

                              ------------------

LEHMAN BROTHERS

                CITICORP SECURITIES, INC.

                                               NATIONSBANC CAPITAL MARKETS, INC.


October 16, 1995

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DEBENTURES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               ----------------

                       RATIO OF EARNINGS TO FIXED CHARGES

  The following table sets forth the ratio of the Company's earnings to fixed charges, on a consolidated basis, for the periods indicated:

                                                                        SIX
                                                                      MONTHS
                                                                       ENDED
                                         YEAR ENDED DECEMBER 31,     JUNE 30,
                                         --------------------------  --------
                                         1990  1991 1992 1993  1994  1994  1995
                                         ----  ---- ---- ----  ----  ----  ----
Ratio................................... 1.81x  --   --  1.39x 1.72x 1.85x 1.65x

  For purposes of calculating the ratio of earnings to fixed charges, "earnings" are computed by adding to net earnings (loss) from continuing operations the provision for income taxes and fixed charges net of interest capitalized. "Fixed charges" consist of interest plus interest capitalized, subsidiary preferred stock dividends and a portion of operating lease rent expense deemed to be representative of interest. For the years ended December 31, 1991 and 1992, earnings were less than fixed charges by $23.2 million and $209.2 million, respectively.

                                USE OF PROCEEDS

  The Company intends to use the net proceeds from the sale of the Debentures to fund the redemption in November 1995 of debt with a weighted average annual interest rate of 10.09%. Pending such redemption, the Company intends to use such net proceeds to retire short-term borrowings and borrowings under revolving credit agreements having a weighted average annual interest rate of 6.32%.

                           DESCRIPTION OF SECURITIES

GENERAL

  The Debentures offered hereby by the Company are to be issued under an Indenture dated as of September 15, 1992, which is more fully described in the accompanying Prospectus under "Description of Debt Securities."

  Each Debenture will mature on October 15, 2035 and will bear interest from the date of initial issuance at the rate of 7.75% per annum. Interest will be payable semi-annually on April 15 and October 15, commencing April 15, 1996, to holders of record as of the last day of the month preceding the month in which such interest payment occurs.

  As of June 30, 1995, the Company had approximately $2,797 million of indebtedness outstanding which would rank pari passu with the Debentures, and the Company's subsidiaries had an aggregate of approximately $1,121 million of indebtedness owed to non-affiliates (some of which the Company has guaranteed).

BOOK-ENTRY SYSTEM

  The Debentures will be issued in the form of one or more fully registered Global Debentures which will be deposited with, or on behalf of, the Depository and registered in the name of the Depository or its nominee. Except as described below, Debentures in definitive form will not be issued.

  Upon the issuance of the Global Debentures, the Depository will credit the accounts of persons which have accounts with it ("participants") with the respective principal amounts of the Debentures represented by such Global Debentures. Such accounts shall be designated by the Underwriters. Ownership of beneficial interests in the Global Debentures will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in a Global Debenture will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depository for such Global Debenture. Ownership of beneficial interests in such Global Debenture by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to acquire or transfer beneficial interests in a Global Debenture.

  Payment of principal of and interest on Debentures represented by any Global Debenture will be made to the Depository or its nominee, as the case may be, as the sole registered owner and the sole holder of the Debentures represented thereby for all purposes under the Indenture. Neither the Company, the Trustee nor any agent of the Company or the Trustee will have any responsibility or liability for any aspect of the Depository's records relating to or payments made on account of beneficial ownership interests in a Global Debenture representing any Debentures or for maintaining, supervising or reviewing any of the Depository's records relating to such beneficial ownership interests.

  The Company expects that the Depository, upon receipt of any payment of principal of or interest on any Global Debenture, will credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Debenture as shown on the records of the Depository. Payments by participants to owners of beneficial interests in a Global Debenture held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in "street name" and will be the sole responsibility of such participants.

  A Global Debenture may not be transferred except as a whole by the Depository to a nominee of the Depository. A Global Debenture representing Debentures is exchangeable for Debentures in certificated form only if (x) the Depository notifies the Company that it is unwilling or unable to continue as Depository for such Global Debenture or if at any time the Depository ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended, and the Company fails within 90 days thereof to appoint a successor,
(y) the Company in its sole discretion determines that such Global Debenture shall be exchangeable or (z) there shall have occurred and be continuing an Event of Default (as defined in the Indenture) or an event which with the giving of notice or lapse of time, or both, would constitute an Event of Default with respect to the Debentures represented by such Global Debenture. Any Global Debenture that is exchangeable pursuant to the preceding sentence shall be exchangeable for Debentures in certificated form issuable in denominations of $1,000 and integral multiples thereof and registered in such names as the Depository holding such Global Debenture shall direct. Subject to the foregoing, a Global Debenture is not exchangeable, except for a Global Debenture of like denomination to be registered in the name of the Depository or its nominee.

  So long as the Depository or its nominee is the registered owner of a Global Debenture, such Depository or such nominee, as the case may be, will be considered the sole owner or holder of the Debentures represented by such Global Debenture for the purposes of receiving payment on the Debentures, receiving notices and for all other purposes under the Indenture and the Debentures. Beneficial interests in the Debentures will be evidenced only by, and transfers thereof will be effected only through, records maintained by the Depository and its participants. Except as provided herein, owners of beneficial interests in a Global Debenture will not be entitled to and will not be considered the holders thereof for any purposes under the Indenture. Accordingly, each person owning a beneficial interest in such a Global Debenture must rely on the procedures of the Depository, and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture.

  The Indenture provides that the Depository may grant proxies and otherwise authorize participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a holder is entitled to give or take under the Indenture. The Company expects that, in the event that the Company requests any action of holders or that an owner of a beneficial interest in the Global Debentures desires to give or take any action which a holder is entitled to give or take under the Indenture, the Depository, under existing industry practices, would authorize the participants holding the relevant beneficial interest to give or take such action and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

  The Depository has advised the Company as follows: It is a limited-purpose trust company which was created to hold securities for its participating organizations (the "Participants") and to facilitate the clearance and settlement of securities transactions between Participants in such securities through electronic book-entry changes in accounts of its Participants. Participants include securities brokers and dealers (including the Underwriters), banks and trust companies, clearing corporations and certain other organizations. Access to the Depository's system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("indirect participants"). Persons who are not Participants may beneficially own securities held by the Depository only through Participants or indirect participants.

                                  UNDERWRITING

  The names of the Underwriters of the Debentures, and the principal amount thereof which each has severally agreed to purchase from the Company, subject to the terms and conditions of the Underwriting Agreement dated October 16, 1995, and the related Terms Agreement referred to therein, are as follows:

                                                                PRINCIPAL AMOUNT
      UNDERWRITER                                                OF DEBENTURES
      -----------                                               ----------------
      Lehman Brothers Inc......................................   $ 50,000,000
      Citicorp Securities, Inc.................................     50,000,000
      NationsBanc Capital Markets, Inc.........................     50,000,000
                                                                  ------------
        Total..................................................   $150,000,000
                                                                  ============

  The Underwriting Agreement provides that the obligations of the Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other conditions. The nature of the Underwriters' obligations are such that the Underwriters are committed to purchase all of the Debentures if any are purchased.

  The Underwriters propose to offer the Debentures directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such prices less a concession not in excess of .50% of principal amount of the Debentures. The Underwriters may allow and such dealers may reallow a concession not in excess of .25% of principal amount of the Debentures to certain other dealers. After the initial offering, the offering price and other selling terms may be changed.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Underwriters may be required to make in respect thereof.

  Each of the Underwriters and/or certain of its affiliates performs investment banking and/or commercial banking services for, and/or engages in transactions with, the Company and certain of its affiliates from time to time in the ordinary course of business.

PROSPECTUS


                            THE COASTAL CORPORATION
LOGO


                                DEBT SECURITIES

  The Coastal Corporation ("Coastal" or the "Company") intends to issue from time to time its senior unsecured debt securities (the "Debt Securities") at an aggregate initial offering price not to exceed $250,000,000 (or, if the principal of the Debt Securities is payable in a foreign currency, the equivalent thereof at the time of offering), which will be offered on terms to be determined at the time of sale. The accompanying Prospectus Supplement (the "Prospectus Supplement") sets forth the specific terms of the Series of Debt Securities (the "Series") in respect of which this Prospectus is being delivered, including the designation of the Debt Securities, the aggregate principal amount offered, the rate or rates of interest or the provisions for determining such rate or rates and the time of payment thereof, maturity, currency of payment, offering price, terms relating to redemption (whether mandatory, at the option of the Company or the holder) and information as to listing on any securities exchange.

                               ----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE  SECURITIES COMMISSION NOR HAS THE SECU-
     RITIES AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REP-
        RESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


  The Debt Securities may be sold directly by the Company, through agents designated by the Company from time to time or through underwriters or dealers designated by the Company from time to time. If any agents of the Company or any dealers or underwriters are involved in the sale of the Series of Debt Securities in respect of which this Prospectus is being delivered, the names of such agents, dealers or underwriters and any applicable agent's commission, dealer's purchase price or underwriter's discount are set forth in or may be calculated from the Prospectus Supplement. The net proceeds to the Company from such sale will be the purchase price of such Series of Debt Securities less such commission in the case of an agent, the purchase price of such Series of Debt Securities in the case of a dealer or the public offering price of such Series of Debt Securities less such discount in the case of an underwriter and less, in each case, other attributable issuance expenses. See "Plan of Distribution" for indemnification arrangements for agents, dealers and underwriters.

                               ----------------

                The date of this Prospectus is October 16, 1995

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549-1004, and at regional offices of the Commission at the following addresses: 7 World Trade Center, Suite 1300, New York, New York 10048; and Northwestern Atrium Center, 500 West Madison Street, 14th Floor, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549-1004. In addition, similar information concerning the Company can also be inspected at the offices of the New York Stock Exchange, Inc. at 20 Broad Street, New York, New York 10005.

  This Prospectus does not contain all the information set forth in the Registration Statement (the "Registration Statement"), of which this Prospectus is a part, and exhibits relating thereto, which Coastal has filed with the Commission in Washington, D.C. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission. Copies of the Registration Statement and the exhibits are on file at the offices of the Commission and may be obtained, upon payment of the fee prescribed by the Commission, or may be examined without charge at the public reference facilities of the Commission described above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  Coastal hereby incorporates in this Prospectus by reference the following documents which have been filed with the Commission pursuant to the Exchange
Act:

    (a) Coastal's Annual Report on Form 10-K for the year ended December 31, 1994 (the "1994 Annual Report"); and

    (b) Coastal's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1995 and June 30, 1995.

  All documents filed by Coastal pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  Any person, including any beneficial owner, receiving a copy of this Prospectus may obtain without charge, upon request, a copy of any of the documents incorporated by reference herein, except for the exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Such requests should be directed to The Coastal Corporation, Coastal Tower, Nine Greenway Plaza, Houston, Texas 77046-0995, Attention:
Corporate Secretary, telephone number: (713) 877-1400.

                                  THE COMPANY

  The Coastal Corporation, acting through its subsidiaries (hereinafter collectively referred to as "Coastal" or the "Company" unless the context otherwise requires), is a diversified energy holding company with operations in natural gas marketing, processing, storage and transmission; petroleum refining, marketing and distribution; gas and oil exploration and production; coal mining; chemicals; independent power production; and trucking. The Company was incorporated under the laws of Delaware in 1972 to become the successor parent, through a corporate restructuring, of a corporate enterprise founded in 1955. The Company's principal office is located at Coastal Tower, Nine Greenway Plaza, Houston, Texas 77046-0995 (telephone number (713) 877-1400).

                                USE OF PROCEEDS

  Except as otherwise provided in the Prospectus Supplement, the net proceeds from the sale of the Debt Securities will be used to repay short-term borrowings and for the repayment of borrowings under revolving credit agreements, including short-term borrowings and revolving credit agreements of subsidiaries, and for other general corporate purposes. Prior to such uses, the net proceeds from the sale of Debt Securities will be invested in certificates of deposit or other highly liquid investments with short-term maturities.

                       RATIO OF EARNINGS TO FIXED CHARGES

  A description of the ratio of the Company's earnings to fixed charges, on a consolidated basis, appears in the accompanying Prospectus Supplement.

                            DESCRIPTION OF BUSINESS

  Coastal, through its subsidiaries, operates approximately 22,000 miles of natural gas pipelines and has gas storage capacity of about 300 billion cubic feet, giving the Company access to production areas and markets throughout the nation. The Company's natural gas subsidiaries and affiliates include: ANR Pipeline Company, Colorado Interstate Gas Company, Wyoming Interstate Company, Ltd., ANR Storage Company, Coastal Gas Marketing Company, Great Lakes Gas Transmission Limited Partnership (50-percent owned), High Island Offshore System (40-percent owned), U-T Offshore System (33 1/3-percent owned) and Iroquois Gas Transmission System (9.4-percent owned). The operations of these subsidiaries and affiliates include producing, purchasing, gathering, storing, transporting and selling natural gas to and for utilities, industrial customers, distributors, other pipeline companies and end-users. Activities also include the extraction and sale of natural gas liquids and other elements from the gas stream.

  Subsidiary refineries located in Aruba, New Jersey, Alabama and Texas have a combined capacity of 422,500 barrels per day and produce a full range of petroleum products from transportation fuels to paving asphalt. In addition, international operations include a minority investment, through a foreign subsidiary, in a refinery located in Hamburg, Germany which has a refining capacity of 100,000 barrels per day.

  A refined products marketing and distribution system operated by subsidiaries utilizes approximately 370 refined products terminals in 37 states and also includes crude, liquified petroleum gas or refined products pipelines; tank trucks, tugs, oil barges and owned and time-chartered tankers; and approximately 1,460 "Coastal" branded retail outlets in 37 states.

  Coastal's international subsidiaries acquire feedstocks for the refineries and products for the domestic distribution system and are located in Aruba, Bahrain, Bermuda, London, Madrid and Singapore.

  Coastal's subsidiaries participate in drilling for and producing gas and oil in most major reserve basins in the United States. Such subsidiaries engaged in exploration and production own interests in approximately 6,300 producing gas and oil wells and serve as operator for about 2,600 wells. These subsidiaries also own interests in and operate natural gas processing facilities with a total capacity of 642 million cubic feet per day and own four drilling rigs. At year-end 1994, the Company held reserves estimated at 33.7 million barrels of oil, condensate and natural gas liquids, 958,414 billion cubic feet of natural gas and more than one million net acres of property available for U.S. exploration.

  Coastal's subsidiaries mine, process and market low-sulfur coal from extensive reserves in both the Appalachians and Utah. In addition, subsidiaries manage a large royalty program and broker coal for others. Certain of these subsidiaries also operate five coal preparation plants in West Virginia, Virginia and Kentucky and two underground mines in Utah.

  Other subsidiaries of the Company produce chemicals for the agriculture and mining industries; participate in cogeneration and private electric power generation business; and conduct trucking operations.

  The information in this section is as of December 31, 1994.

                         DESCRIPTION OF DEBT SECURITIES

  The Debt Securities will be issued under the Indenture dated as of September 15, 1992 (the "Indenture"), between the Company and NationsBank of Texas, National Association, as Trustee (the "Trustee"). A copy of the form of Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The summaries of certain provisions of the Indenture hereunder do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indenture, including the definitions therein of certain terms and those terms made part of the Indenture by reference to the Trust Indenture Act of 1939 as in effect on the date of the Indenture. Certain capitalized terms used below and not defined have the respective meanings assigned thereto in the Indenture.

GENERAL

  The Indenture provides for the issuance by the Company from time to time of its Debt Securities in one or more Series. The Indenture does not limit the amount of Debt Securities which may be issued thereunder, and provides that the specific terms of any Series of Debt Securities shall be set forth in, or determined pursuant to, an Authorizing Resolution and/or a supplemental indenture, if any, relating to such Series.

  The specific terms of the Series of Debt Securities in respect of which this Prospectus is being delivered are set forth in the accompanying Prospectus Supplement relating thereto, including the following, as applicable:

    1. the title of the Series;

    2. the aggregate principal amount of the Debt Securities of the Series;

    3. the date or dates on which principal and premium, if any, on the Debt Securities of the Series is payable, and, if applicable, the terms on which such maturity may be extended;

    4. the rate or rates of interest (if any) on the Debt Securities of such Series (whether floating or fixed), the provisions, if any, for determining such interest rate or rates and adjustments thereto, the interest payment dates and the regular record dates with respect thereto;

    5. the currency(ies) in which principal, premium, if any, and interest are payable by the Company, if other than United States dollars;

    6. provisions relating to redemption, at the option of the Company, pursuant to a Sinking Fund or otherwise or at the option of a Holder and the respective redemption dates and redemption prices and the terms and conditions for such redemption;

    7. additional or different covenants or Events of Default, if any, with respect to the Debt Securities of such Series in addition to or in lieu of the covenants and Events of Default specified in the Indenture; and

    8. if less than 100% of the principal amount of the Debt Securities of such Series is payable on acceleration or provable in bankruptcy (which may be the case for Original Issue Discount Securities), a schedule of the amounts which would be so payable or provable from time to time.

  The Debt Securities will be issued only in registered form, without coupons, in denominations of $1,000 and integral multiples thereof, or in such other currencies or denominations as may be specified in, or pursuant to, the Authorizing Resolution and/or supplemental indenture relating to such Series of Debt Securities. The Debt Securities will be senior unsecured obligations of the Company.

  Except as otherwise specified in the Authorizing Resolution and/or supplemental indenture relating to the Debt Securities in respect of which this Prospectus is being delivered, principal and interest will be payable, and the Debt Securities will be transferable, at the office of the Trustee in New York, New York. At the Company's option, interest may be paid by check mailed to the registered holders of the Debt Securities. The Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with certain transfers or exchanges. Initially, the Trustee will act as paying agent and registrar under the Indenture. The Company may act as paying agent and registrar and may change any paying agent or registrar without notice.

  Except as otherwise specified in the Authorizing Resolution and/or supplemental indenture relating to the Debt Securities in respect of which this Prospectus is being delivered, the Debt Securities do not contain event risk provisions designed to require the Company to redeem the Debt Securities, reset the interest rate or take other actions in response to highly leveraged transactions, change in credit rating or other similar occurrences.

DEFINITIONS

  "Attributable Debt" means, with respect to any Sale and Leaseback Transaction as of any particular time, the present value (discounted at the rate of interest implicit in the terms of the lease) of the obligations of the lessee under such lease for net rental payments during the remaining term of the lease (including any period for which such lease has been extended or may, at the option of the Company, be extended).

  "Consolidated Net Tangible Assets" means the total assets appearing on a consolidated balance sheet of the Company and its Consolidated Subsidiaries (as defined in the Indenture), less, without duplication: (i) current liabilities;
(ii) reserves for estimated rate refunds pending the outcome of a rate proceeding to the extent such refunds have not been finally determined; (iii) all intangible assets; and (iv) deferred income tax assets.

  "Funded Debt" means all Indebtedness maturing one year or more from the date of the creation thereof, all Indebtedness directly or indirectly renewable or extendible, at the option of the debtor, by its terms or by the terms of any instrument or agreement relating thereto, to a date one year or more from the date of the creation thereof, and all Indebtedness under a revolving credit or similar agreement obligating the lender or lenders to extend credit over a period of one year or more, even though such Indebtedness may also conform to the definition of Short-Term Borrowing (as defined in the Indenture).

  "Indebtedness" means (i) any liability of any person (a) for borrowed money,
(b) evidenced by a note, debenture or similar instrument (including a purchase money obligation) given in connection with the acquisition of any property or assets (other than inventory or similar property acquired in the ordinary course of business), including securities, or (c) for the payment of money relating to a Capitalized Lease Obligation (as defined in the Indenture); (ii) any guarantee by any person of any liability of others described in the preceding clause (i); and (iii) any amendment, renewal, extension or refunding of any liability of the types referred to in clauses (i) and (ii) above.

  "Lien" means any mortgage, lien, pledge, charge, or other security interest or encumbrance of any kind.

  "Principal Domestic Property of the Company" shall mean any property, plant, equipment or facility of the Company which is located in the United States or any territory or political subdivision thereof, except any property which the Board of Directors or management of the Company or any such Subsidiary shall determine to be not material to the business or operations of the Company and its Subsidiaries, taken as a whole.

  "Sale and Leaseback Transaction" is defined in the "Restrictions on Sales and Leasebacks" covenant described below.

  "Stated Maturity" when used with respect to any security or any installment of interest thereon means the date specified in such security as the fixed date on which the principal of such security or such installment of interest is due and payable.

  "Subsidiary" means (i) a corporation a majority of whose capital stock with voting power, under ordinary circumstances, to elect directors is at the time, directly or indirectly, owned by the Company, by the Company and a Subsidiary (or Subsidiaries) of the Company or by a Subsidiary (or Subsidiaries) of the Company or (ii) any person (other than a corporation) in which the Company, a Subsidiary (or Subsidiaries) of the Company or the Company and a Subsidiary (or Subsidiaries) of the Company, directly or indirectly, at the date of determination thereof has at least majority ownership interest; provided, that no corporation shall be deemed a Subsidiary until the Company, a Subsidiary (or Subsidiaries) of the Company or the Company and a Subsidiary (or Subsidiaries) of the Company acquires more than 50% of the outstanding voting stock thereof and has elected a majority of its board of directors.

RESTRICTIONS ON LIENS

  The Company will not incur, create, assume or otherwise become liable with respect to any Indebtedness secured by a Lien, or guarantee any Indebtedness with a guarantee which is secured by a Lien, on any Principal Domestic Property of the Company or any shares of stock or Indebtedness of any Consolidated Subsidiary, without effectively providing that the Debt Securities (together with, if the Company shall so determine, any other Indebtedness of the Company then existing or thereafter created ranking equally with the Debt Securities) shall be secured equally and ratably with (or, at the option of the Company, prior to) such secured Indebtedness so long as such secured Indebtedness shall be so secured; provided, however, that this covenant will not apply to Indebtedness secured by: (a) Liens existing on the date of the Indenture; (b) Liens in favor of governmental bodies to secure progress, advance or other payments; (c) Liens existing on property, shares of stock or Indebtedness at the time of acquisition thereof (including acquisition through lease, merger or consolidation) or Liens to secure the payment of all or any part of the purchase price thereof or the purchase price of construction, installation, renovation, improvement or development thereon or thereof or to secure any Indebtedness incurred prior to, at the time of, or within 360 days after the later of the acquisition, completion of such construction, installation, renovation, improvement or development or the commencement of full operation of such property or within 360 days after the acquisition of such shares or Indebtedness for the purpose of financing all or any part of the purchase price thereof; (d) Liens securing Indebtedness in an aggregate amount which, at the time of incurrence and together with all outstanding Attributable Debt in respect of Sale and Leaseback Transactions permitted by clause (y) in the "Restrictions on Sales and Leasebacks" covenant, does not exceed five percent of the Consolidated Net Tangible Assets of the Company; and (e) any extension, renewal or replacement (or successive extensions, renewals or replacements), as a whole or in part, of any Liens referred to in the foregoing clauses (a) through (d) inclusive; provided, that such extension, renewal or replacement of such Lien is limited to all or any part of the same property, shares of stock or Indebtedness that secured the Lien extended, renewed or replaced (plus improvements on such property), and that such secured Indebtedness at such time is not increased.

RESTRICTIONS ON SALES AND LEASEBACKS

  The Company will not sell or transfer any Principal Domestic Property of the Company, with the Company taking back a lease of such Principal Domestic Property of the Company (a "Sale and Leaseback Transaction"), unless (i) such Principal Domestic Property of the Company is sold within 360 days from the date of acquisition of such Principal Domestic Property of the Company or the date of the completion of construction or commencement of full operations of such Principal Domestic Property of the Company, whichever is later, or (ii) the Company, within 120 days after such sale, applies or causes to be applied to the retirement of Funded Debt of the Company or any Subsidiary (other than Funded Debt of the Company which by its terms or the terms of the instrument pursuant to which it was issued is subordinate in right of payment to the Debt Securities) an amount not less than the greater of (A) the net proceeds of the sale of such Principal Domestic Property of the Company or (B) the fair value (as determined in any manner approved by the Board of Directors) of such Principal Domestic Property of the Company. The provisions of this covenant shall not prevent a Sale and Leaseback Transaction (x) if the lease entered into by the Company in connection therewith is for a period, including renewals, of not more than 36 months or (y) if the Company would, at the time of entering into such Sale and Leaseback Transaction, be entitled, without equally and ratably securing the Debt Securities, to create or assume a Lien on such Principal Domestic Property securing Indebtedness in an amount at least equal to the Attributable Debt in respect of such Sale and Leaseback Transaction pursuant to clause (d) above in the "Restrictions on Liens" covenant.

RANKING

  The Debt Securities constitute senior unsecured obligations of the Company. As of June 30, 1995, the Company had approximately $2,797 million of indebtedness outstanding which would rank pari passu with the Debt Securities, and the Company's Subsidiaries had an aggregate of approximately $1,121 million of indebtedness owed to non-affiliates (some of which the Company has guaranteed) and mandatory redemption preferred stock outstanding. Creditors of the Company's Subsidiaries and holders of such preferred stock will have a claim on the assets of such Subsidiaries which will be prior to the holders of the Debt Securities. Except as otherwise specified in the Authorizing Resolution and/or supplemental indenture relating to the Debt Securities in respect of which this Prospectus is being delivered, there are no limitations in the Indenture relating to the Debt Securities on the amount of additional Indebtedness which may rank pari passu with the Debt Securities or on the amount of Indebtedness, secured or otherwise, which may be incurred or preferred stock which may be issued by any of the Company's Subsidiaries; provided, that the incurrence of secured Indebtedness by the Company is subject to the limitations set forth in the "Restrictions on Liens" covenant.

DISCHARGE

  Except as specifically set forth in the Indenture, the Company may terminate its obligations under any Series of Debt Securities and the Indenture with respect to such Series, at any time, (a) by delivering all outstanding Debt Securities of such Series to the Trustee for cancellation and paying any other sums payable by it under such Debt Securities and the Indenture with respect to such Series, or (b) after giving notice to the Trustee of its intention to defease all of the Debt Securities of such Series by irrevocably depositing with the Trustee or a paying agent (other than the Company or a Subsidiary) (i) in the case of any Debt Securities of any Series denominated in United States dollars, cash or U.S. Government Obligations (as defined in the Indenture) sufficient to pay all remaining Indebtedness on such Debt Securities and (ii) in the case of any Debt Securities of any Series denominated in any currency other than United States dollars, an amount of the Required Currency (as defined in the Indenture) sufficient to pay all remaining Indebtedness on such Debt Securities; provided that if such irrevocable deposit pursuant to (b) above is made on or prior to one year from the Stated Maturity for payment of principal of such Series of Debt Securities, the Company shall have delivered to the Trustee either an opinion of counsel with no material qualifications or a favorable ruling of the Internal Revenue Service, in either case to the effect that holders of such Debt Securities (i) will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit (and the defeasance contemplated in connection therewith) and (ii) will be subject to Federal income tax on the same amounts and in the same manner and at the same time as would have been the case if such deposit and defeasance had not occurred.

MERGER AND CONSOLIDATION

  The Company shall not consolidate with or merge with or into any other corporation or transfer all or substantially all of its property and assets as an entirety to any person unless (i) the Company shall be the continuing person or the corporation formed by such consolidation or into which the Company is merged or to which the properties and assets of the Company as an entirety are transferred is a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia which expressly assumes all of the obligations of the Company under the Debt Securities and the Indenture and (ii) immediately before and immediately after giving effect to such transaction, no Event of Default and no event which, after notice or lapse of time or both, would become an Event of Default shall have occurred and be continuing.

MODIFICATION AND WAIVER

  Modification and amendment of the Indenture may be made by the Company and the Trustee with the consent of the holders of not less than a majority in principal amount of the outstanding Debt Securities of all Series affected thereby (voting as a single class); provided that such modification or amendment may not, without the consent of the holder of the Debt Securities affected thereby, (i) extend the Stated Maturity of the principal of or any installment of interest with respect to the Debt Securities; (ii) reduce the principal amount of, or the rate of interest on, or alter the redemption provisions with respect to, the Debt Securities; (iii) change the currency of payment of principal of or interest on the Debt Securities; (iv) impair the right to institute suit for the enforcement of any payment on or with respect to the Debt Securities; (v) reduce the above-stated percentage of holders of the Debt Securities necessary to modify or amend the Indenture; or (vi) modify the foregoing requirements or reduce the percentage of outstanding Debt Securities necessary to waive any covenant or past default. Holders of not less than a majority in principal amount of the outstanding Debt Securities of all Series affected thereby (voting as a single class) may waive certain past defaults and may waive compliance by the Company with any provision of the Indenture or such Debt Securities (subject to the immediately preceding sentence); provided, that, only the holders of a majority in principal amount of Debt Securities of a particular Series may waive compliance with a provision of the Indenture or the Debt Securities of such Series having applicability solely to such Series.

EVENTS OF DEFAULT AND NOTICE THEREOF

  The term "Event of Default" when used in the Indenture with respect to any Series of Debt Securities, means any one of the following: (i) failure of the Company to pay interest on such Series of Debt Securities within 30 days of when due or principal on such Series of Debt Securities when due (including any Sinking Fund installment); (ii) failure to perform any other agreement in the Debt Securities of such Series or the Indenture other than an agreement relating solely to another Series of Debt Securities for 30 days after notice;
(iii) acceleration of Indebtedness of the Company or any Significant Subsidiary (as defined in the Indenture) under the terms of the instruments evidencing such Indebtedness aggregating more than $5,000,000 at the time outstanding;
(iv) judgments for the payment of more than $5,000,000 at the time outstanding rendered against the Company or any Significant Subsidiary and not discharged within 60 days after such judgment becomes final and nonappealable; and (v) certain events of bankruptcy, insolvency or reorganization with respect to the Company or any Significant Subsidiary. Additional or different Events of Default, if any, applicable to the Series of Debt Securities in respect of which this Prospectus is being delivered are specified in the accompanying Prospectus Supplement.

  The Indenture provides that the Trustee shall, within 60 days after the occurrence of any default (the term "default" to include the events specified above without grace or notice) with respect to any Series of Debt Securities actually known to it, give to the holders of such Debt Securities notice of such default; provided that, except in the case of a default in the payment of principal of or interest on any of the Debt Securities or in the payment of any Sinking Fund installment, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the holders of such Debt Securities. The Indenture will require the Company to certify to the Trustee quarterly as to whether any default occurred during such quarter.

  In case an Event of Default (other than an Event of Default resulting from bankruptcy, insolvency or reorganization) with respect to any Debt Securities of such Series shall occur and be continuing, the Trustee or the holders of at least 25% in aggregate principal amount of the Debt Securities of such Series then outstanding, by notice in writing to the Company (and to the Trustee if given by the holders of the Debt Securities of such Series), may declare all unpaid principal of and accrued interest on such Debt Securities then outstanding to be due and payable immediately. In case an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization shall occur, all unpaid principal of and accrued interest on all Debt Securities then outstanding shall be due and payable immediately without any declaration or other act on the part of the Trustee or the holders of any Debt Securities. Such acceleration may be annulled and past defaults (except, unless theretofore cured, a default in payment of principal of or interest on the Debt Securities of such Series) may be waived by the holders of a majority in principal amount of the Debt Securities of such Series then outstanding upon the conditions provided in the Indenture.

  The Indenture provides that no holder of the Debt Securities of such Series may pursue any remedy under the Indenture unless the Trustee shall have failed to act after, among other things, notice of an Event of Default and request by holders of at least 25% in principal amount of the Debt Securities of the Series of which the Event of Default has occurred and the offer to the Trustee of indemnity satisfactory to it; provided, however, that such provision does not affect the right to sue for enforcement of any overdue payment on such Debt Securities.

THE TRUSTEE

  NationsBank of Texas, National Association will be Trustee under the Indenture. NationsBank of Texas, National Association has announced the sale of its corporate trust operations to The Bank of New York. The Bank of New York is expected to succeed NationsBank of Texas, National Association as Trustee on or before January 1, 1996.

  The Indenture contains certain limitations on the right of the Trustee, as a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, however, if it acquires any conflicting interest, it must eliminate such conflict or resign.

  The holders of a majority in principal amount of all outstanding Debt Securities of a Series (or if more than one Series is affected thereby, of all Series so affected voting as a single class) will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy or power available to the Trustee.

  In case an Event of Default shall occur (and shall not be cured) and is known to the Trustee, the Trustee shall exercise such of the rights and powers vested in it by the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of Debt Securities unless they shall have offered to the Trustee security and indemnity satisfactory to it.

GOVERNING LAW

  The Indenture and the Debt Securities will be governed by the laws of the State of New York.

BACKUP WITHHOLDING

  Under Section 3406 of the Internal Revenue Code of 1986, as amended, and applicable Department of Treasury regulations, a holder of the Debt Securities may be subject to backup withholding at the rate of 20% with respect to interest paid or the proceeds of a sale, exchange or redemption of Debt Securities unless (a) such holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules.

                              PLAN OF DISTRIBUTION

  The Company may sell the Debt Securities in any of three ways: (i) through underwriters or dealers; (ii) directly to a limited number of institutional purchasers or to a single purchaser; or (iii) through agents. Any such dealer or agent, in addition to any underwriter, may be deemed to be an underwriter within the meaning of the Securities Act of 1933, as amended. The terms of the offering of the Series of Debt Securities with respect to which this Prospectus is being delivered are set forth in the accompanying Prospectus Supplement, including the name or names of any underwriters, dealers or agents, the purchase price of such Series and the proceeds to the Company from such sale, any underwriting discounts and other items constituting underwriters' compensation, the initial public offering price and any discounts or concessions which may be allowed or reallowed or paid to dealers and any securities exchanges on which the Series may be listed.

  If underwriters are used in the sale, the Debt Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Debt Securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more underwriters acting alone. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase the Debt Securities described in the accompanying Prospectus Supplement will be subject to certain conditions precedent and the underwriters will be obligated to purchase all such Debt Securities if any are so purchased by them. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

  The Debt Securities may be sold directly by the Company or through agents designated by the Company from time to time. Any agents involved in the offer or sale of the Debt Securities in respect of which this Prospectus is being delivered are named, and any commissions payable by the Company to such agents are set forth in the accompanying Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

  If dealers are utilized in the sale of any Debt Securities, the Company will sell the Debt Securities to the dealers, as principals. Any dealer may resell the Debt Securities to the public at varying prices to be determined by the dealer at the time of resale. The name of any dealer and the terms of the transaction will be set forth in the Prospectus Supplement with respect to the Debt Securities being offered thereby.

  If so indicated in the Prospectus Supplement, the Company will authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase the Series of Debt Securities to which this Prospectus and the Prospectus Supplement relates from the Company at the public offering price set forth in the Prospectus Supplement, plus accrued interest, pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

  Underwriters will not be obligated to make a market in any Debt Securities. The Company cannot predict the activity of trading in, or liquidity of, any Debt Securities.

  Agents, dealers and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution by the Company to payments they may be required to make in respect thereof. Agents, dealers and underwriters may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

                                 LEGAL MATTERS

  Certain legal matters in connection with the Debt Securities offered hereby are being passed upon for the Company by Austin M. O'Toole, Esq., Senior Vice President, Secretary and Senior Counsel of Coastal, and for the underwriters, agents and dealers by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York. As of June 30, 1995, Mr. O'Toole beneficially owned approximately 50,742 shares of Common Stock and 630 shares of Class A Common Stock of Coastal, including exercisable stock options.

                                    EXPERTS

  The annual consolidated financial statements of the Company incorporated in this Prospectus by reference to the 1994 Annual Report have been so incorporated in reliance on the report of Deloitte & Touche LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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 No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this Prospectus Supplement and the accompanying Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company, by the Underwriters or by any other person. This Prospectus Supplement and the accompanying Prospectus do not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person or by anyone in any state in which such offer or solicitation may not lawfully be made. Neither the delivery of this Prospectus Supplement and the accompanying Prospectus, nor any sale made hereunder, shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.

                              ------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                            Page
                                                                            ----
Ratio of Earnings to Fixed Charges......................................... S-2
Use of Proceeds............................................................ S-2
Description of Securities.................................................. S-2
Underwriting............................................................... S-4

                                   PROSPECTUS

Available Information......................................................   2
Incorporation of Certain Documents by Reference............................   2
The Company................................................................   3
Use of Proceeds............................................................   3
Ratio of Earnings to Fixed Charges.........................................   3
Description of Business....................................................   3
Description of Debt Securities.............................................   4
Plan of Distribution.......................................................  10
Legal Matters..............................................................  11
Experts....................................................................  11

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                                  $150,000,000

                                      LOGO

                                  THE COASTAL
                                  CORPORATION

                          7.75% SENIOR DEBENTURES DUE
                                OCTOBER 15, 2035

                              ------------------

                             PROSPECTUS SUPPLEMENT
                                October 16, 1995

                              ------------------



                                LEHMAN BROTHERS

                           CITICORP SECURITIES, INC.

                       NATIONSBANC CAPITAL MARKETS, INC.

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